Exhibit 99.120

Vicinity Motor Corp. Announces Partnership with Danfoss Editron to Power Next-Generation Medium Duty Vicinity Lightning™ EV Buses

Danfoss Editron Drivetrain Maximizes Efficiency and Optimizes Performance for Commercial Vehicles

VANCOUVER, BC - June 16, 2021 - Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor”or the “Company ”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced it has partnered with Danfoss Editron, a business division of Danfoss, to utilize its drivetrain systems in the medium duty fully electric Vicinity Lightning™ EV Bus.

Danfoss Editron specializes in hybrid and electric drivetrain systems for the marine, off-highway and on-highway markets. A business division of Danfoss, it develops and manufactures high-performance power systems for heavy-duty vehicles, machines, and marine vessels based on its unique synchronous reluctance assisted permanent magnet and inverter propulsion system technology.

The systems feature a Buy America Compliant 220kW motor with an Eaton multi-speed transmission. They are also fitted with a digital AVIONICS controller and inverter to enable the intelligent management of all the vehicle’s operations. Weighing only 85kg, Danfoss Editron’s drivetrain systems are significantly lighter in weight than other electric drivetrains on the market, which can weigh as much as 500kg. Manufactured in Danfoss Editron’s Colorado plant, these Buy America Compliant motors are a key part of the Vicinity Lightning™ product that will be assembled in the new VMC Washington State manufacturing facility.

William Trainer, Founder and CEO of Vicinity Motor Corp said, “The EDITRON drivetrain and the expert team at Danfoss Editron are an ideal partner for us as we continue to expand the breadth of our EV product suite. We have issued a purchase order for 300 of the company’s drivetrain systems to guaranty supply for our customers through 2022. We look forward to continue working with the team at Danfoss Editron to build a globally competitive, cost effective vehicle for our customers.”

Cliff Stokes Jr., Senior Sales Manager at Danfoss Editron, added, “Our commercial bus drivetrain has over 10 million miles on the road and is in use by commercial vehicle OEMs in North America, South America, Europe, China and India. It has been specifically developed to deliver high levels of torque efficiently at a wide range of rotational speeds, helping to maximize vehicle efficiency. We’re thrilled to add Vicinity Motor Corp and its promising electric bus program as another key customer in North America.”

About Danfoss Editron

Danfoss Editron specializes in hybrid and electric powertrain systems for the marine, off-highway and on-highway markets. A business division of Danfoss, it develops and manufactures high-performance power systems for heavy-duty vehicles, machines and marine vessels, based on its unique synchronous reluctance assisted permanent magnet technology. Danfoss Editron powertrains deliver market-leading efficiency and are suitable for hybrid and electric applications within the power range of 30kW to 1000kW.

Danfoss EDITRON is the complete electric drivetrain system developed by the company. It is controlled by powerful software that optimizes each individual component of the electric or hybrid drivetrain, leading to far more intelligent management of power distribution in order to deliver maximum efficiencies for the end user.

With operations in Finland, Denmark, China, the United States of America and most recently Edinburgh, UK, Danfoss Editron has assembled an award-winning team to work on the technologies that will enable the world of tomorrow to do more with less.

https://www.danfoss.com/editron

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit https://vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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